UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                    FORM 11-K
                                    ---------



[X]  Annual Report Pursuant to Section 15(d)
     of the Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 2001



[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                  For the transition period from _______________  to __________


                         Commission File Number: 0-26094




A. Full name of the plan and the address of the plan, if different from that of the issuer named below:

                    SOS Staffing Services, Inc. 401 (k) Plan
                    ----------------------------------------

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

                           SOS Staffing Services, Inc.
                             1415 South Main Street
                            Salt Lake City, UT 84115

                     SOS STAFFING SERVICES, INC. 401(K) PLAN

                              FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

                                 C O N T E N T S
                                 ---------------

                                                                          Page
                                                                          ----

INDEPENDENT AUDITORS' REPORT..............................................   3

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS...........................   4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
 FOR BENEFITS.............................................................   5

NOTES TO FINANCIAL STATEMENTS.............................................   6

SCHEDULE 1 - SCHEDULE H, LINE 4i -
  SCHEDULE OF ASSETS (HELD AT END OF YEAR)................................   9

                          INDEPENDENT AUDITORS' REPORT


To the Administrators of the
SOS Staffing Services, Inc. 401(k) Plan


We have audited the accompanying statement of net assets available for benefits of SOS Staffing Services, Inc. 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of SOS Staffing Services, Inc. 401(k) Plan as of December 31, 2000, were audited by other auditors whose report dated June 25, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SOS Staffing Services, Inc. 401(k) Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Wisan, Smith, Racker & Prescott, LLP
----------------------------------------
    Wisan, Smith, Racker & Prescott, LLP
    Salt Lake City, Utah
    May 30, 2002

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000

                                                                                 2001         2000
                                                                             -----------   -----------
ASSETS

INVESTMENTS

Mutual funds:
Spartan U.S. Treasury Money Market Fund                                      $  852,540   $  600,055
Fidelity U.S. Bond Index Fund                                                   219,054      229,207
Loomis Sayles Bond Fund                                                         157,665      180,606
Fidelity Puritan Fund                                                           263,691      300,752
Fidelity Equity Income Fund                                                     431,660      550,114
Spartan U.S. Equity Index Fund                                                  510,762      865,996
Dreyfus Appreciation Fund                                                       407,882      827,182
Neuberger Berman Genesis Trust                                                  166,918      271,946
Manager's Special Equity Fund                                                   335,917      539,993
Mercury HW International Fund                                                    47,282       94,870
Cohen & Steers Realty Shares Fund                                                73,533       93,610
Gabelli Growth Fund                                                              86,287      296,215
Janus Overseas Fund                                                              86,812       73,075
Invesco Technology Fund                                                         111,628      171,417
Fidelity Freedom 2010 Fund                                                       49,439       56,982
Fidelity Freedom 2020 Fund                                                       72,170       83,035
Fidelity Freedom 2030 Fund                                                       52,739       75,877
Other investments:
SOS Staffing Services, Inc. common stock                                         71,797       83,401
Participant loans                                                                 1,046       43,536
                                                                              ---------    ----------
                                                         TOTAL INVESTMENTS    3,998,822    5,437,869

CASH                                                                              1,470      150,241
RECEIVABLES:
Participant contributions                                                        22,522       64,055
Employer contributions                                                             --        185,528
                                                                              ---------    ----------
                                                         TOTAL RECEIVABLES       22,522      249,583
                                                                              ---------    ----------
                                                            TOTAL ASSETS      4,022,814    5,837,693
                                                                              ---------    ----------
LIABILITIES

REFUND OF EXCESS CONTRIBUTIONS                                                      393         --
                                                                             ----------    ----------
                                                         TOTAL LIABILITIES          393         --
                                                                             ----------    ----------
                                         NET ASSETS AVAILABLE FOR BENEFITS   $4,022,421   $5,837,693
                                                                             ==========   ===========


    The accompanying notes are an integral part of the financial statements.

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                          Year ended December 31, 2001

ADDITIONS TO NET ASSETS
   Participant contributions                                         $  892,081

   Investment income (loss):
     Net depreciation in
       fair value of securities                         $  (545,303)
     Interest and dividends                                 118,470    (426,833)
                                                        -----------  ----------

                                TOTAL ADDITIONS                         465,248

DEDUCTIONS FROM NET ASSETS
   Benefits paid to participants                                      2,280,520
                                                                     ----------
                                   NET DECREASE                      (1,815,272)

              NET ASSETS AVAILABLE FOR BENEFITS
                           AT BEGINNING OF YEAR                       5,837,693
                                                                     -----------

              NET ASSETS AVAILABLE FOR BENEFITS
                                 AT END OF YEAR                      $4,022,421


                                                                   ===========
    The accompanying notes are an integral part of the financial statements.

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 1 -       DESCRIPTION OF PLAN
               -------------------
               The following description of the SOS Staffing Services, Inc. (sponsor) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

               A. General - The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of the sponsor who complete 1,000 hours of service during a 12-month period and who have reached the age of 21 are eligible to participate in the Plan. Employees of Inteliant Corporation ("Inteliant"), a subsidiary of the sponsor, who have reached the age of 21 are eligible to participate in the Plan as of the ninety-first day following the day on which the employee first performs an hour of service. The Plan treats employees of Inteliant as a separate line of business for purposes of operational testing. The Plan excludes all employees of the sponsor and all of its subsidiaries except Inteliant who are highly compensated as defined by the Internal Revenue Service. Inteliant employees who are highly compensated are allowed to participate in the plan.

               B. Contributions - Each year participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The sponsor can elect to make discretionary matching contributions to the Plan. As described below in forfeited accounts, for the year ended December 31, 2001, the sponsor made matching contributions of approximately $150,000 to the Plan through re-allocation of forfeited accounts. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers 17 mutual funds and the sponsor's outstanding common stock as investment options.

               C.   Participants'  Accounts  -  Each  participant's  account  is credited with the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income. Allocations are based on participant account balances.

               D.   Vesting  -  Participants  are  immediately  vested  in their voluntary contributions plus actual earnings thereon. Vesting in employer matching contributions plus actual earnings thereon is as follows:

                            Years of                                    Vested
                            Service                                   Percentage
                     ---------------------                            ----------
                     Less than three years                                   0%
                     Three years                                            50%
                     Four years                                             75%
                     Five years or more                                    100%

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 1 -       DESCRIPTION OF PLAN (CONTINUED)
               -------------------
               E. Loans to Participants - The Plan does not allow for participant loans. However, a retirement plan of one of the sponsor's subsidiaries allowed for participant loans prior to merging with the Plan. All loans outstanding from the subsidiary's plan at the time of the merger remained outstanding subsequent to the merger. As of December 31, 2001, only one loan remained outstanding, bearing interest at 8.5%.

               F. Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or an annuity.

               G. Forfeited Accounts - At December 31, 2001, forfeited nonvested accounts totaled approximately $127,451. These amounts will be used to reduce future employer contributions. During 2001, approximately $149,952 from forfeited accounts was allocated to participants' accounts as employer contributions.


NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
               ------------------------------------------
               The Plan's accounting policies conform to U.S. generally accepted accounting principles. The following policies are considered to be significant:

               Use of Estimates in the Preparation of Financial Statements
               -----------------------------------------------------------
               The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

               Investment Valuation and Income Recognition
               -------------------------------------------
               Mutual funds and common stock are reflected at fair value as determined by quoted market price and gain or loss is recognized in the current period on the difference between current and prior period market values. Participant loans are reported at book value, which approximates fair value.

               Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

               Administrative Expenses
               -----------------------
               The sponsor pays all administrative expenses of the Plan.

                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

NOTE 3 -       NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS
               ---------------------------------------------
               During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $545,303 as follows:

                Mutual funds                                       $ 500,554
                Common stock                                          44,749
                                                                   ----------
                                                                   $ 545,303
                                                                   ==========

NOTE 4 -       INCOME TAX STATUS
               -----------------
               The Internal Revenue Service has determined and informed the Company by a letter dated March 9, 2000, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan has made application to the Internal Revenue
               Service to receive a new determination letter on the amended Plan, but has yet to receive such notification. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


NOTE 5 -       PLAN TERMINATION
               ----------------
               Although it has not expressed any intent to do so, the sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

                                   Schedule 1
                     SOS STAFFING SERVICES, INC. 401(K) PLAN
                            EIN #87-0295503-PLAN #002
           SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
                                December 31, 2001

                      (b) Identity of Issuer
                         Borrower, Lessor,                                                          (d) Current
  (a)                    or Similar Party                 (c) Description of Investment                Value

   *       Spartan U.S. Treasury Money Market              852,540 shares of money market
            Fund                                            fund                                     $ 852,540

   *       Fidelity U.S. Bond Index Fund                   20,283 shares of mutual fund                219,054

           Loomis Sayles Bond Fund                         15,102 shares of mutual fund                157,665

   *       Fidelity Puritan Fund                           14,923 shares of mutual fund                263,691

   *       Fidelity Equity Income Fund                     8,851 shares of mutual fund                 431,660

   *       Spartan U.S. Equity Index Fund                  12,568 shares of mutual fund                510,762

           Dreyfus Appreciation Fund                       10,728 shares of mutual fund                407,882

           Neuberger Berman Genesis Trust                  5,734 shares of mutual fund                 166,918

           Manager's Special Equity Fund                   4,758 shares of mutual fund                 335,917

           Mercury HW International Fund                   2,428 shares of mutual fund                  47,282

           Cohen & Steers Realty Shares Fund               1,656 shares of mutual fund                  73,533

           Gabelli Growth Fund                             3,009 shares of mutual fund                  86,287

           Janus Overseas Fund                             4,277 shares of mutual fund                  86,812

           Invesco Technology Fund                         3,427 shares of mutual fund                 111,628

   *       Fidelity Freedom 2010 Fund                      3,920 shares of mutual fund                  49,439

   *       Fidelity Freedom 2020 Fund                      5,737 shares of mutual fund                  72,170

   *       Fidelity Freedom 2030 Fund                      4,199 shares of mutual fund                  52,739

   *       SOS Staffing Services, Inc.                     64,624 shares of common stock                71,797

   *       Participant loan                                8.5% interest rate, secured by
                                                            participant's account balance                1,046

   *       Denotes party-in-interest


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------



As independent public accountants, we hereby consent to the incorporation of our
report  included  in  the  Form  11-K  into  the  Company's   previously   filed
Registration Statements on Form S-8, File Nos. 33-96362 and 333-1422.



Wisan, Smith, Racker & Prescott, LLP

Salt Lake City, Utah
June 28, 2001

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